CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION
518 East Broad Street
Columbus, Ohio 43215-3976

March 28, 2016

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    State Auto Financial Corporation
Registration Statement on Form S-3
Filed March 2, 2016
File No. 333-209878

Ladies and Gentlemen:
This letter responds on behalf of State Auto Financial Corporation (the “Company” or “STFC”) to the March 17, 2016 letter from the staff of the Securities and Exchange Commission (the “Commission”) to Melissa Centers, Senior Vice President, Secretary and General Counsel, of STFC (the “March 17 Correspondence”), relating to the staff’s comments to the subject Registration Statement on Form S-3.
Amendment No. 1 to the subject Registration Statement on Form S-3 (the “Amended Form S-3”) is being filed today with the Commission.
For convenience, each of the staff’s comments in the March 17 Correspondence is repeated below and followed by STFC’s response.
Where You Can Find More Information, page 7

1.
We note that you incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2015. However, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to take your filing effective until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

COMPANY RESPONSE:
The definitive proxy statement that is incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2015, was filed by the Company on March 24, 2016.

2.	Please include among the documents you are incorporating by reference the Current Report on Form 8-K you filed on March 1, 2016.
COMPANY RESPONSE:
The Prospectus that is part of the Amended Form S-3 (the “Prospectus”) has been modified to include the Form 8-K filed by the Company on March 1, 2016 in the list of documents incorporated by reference.
In addition, in the list of documents incorporated by reference, the definitive proxy statement filed on March 24, 2016, has replaced the definitive proxy statement dated April 9, 2015.

3.	Please file the Monthly Stock Purchase Plan as an exhibit to your registration statement. We refer you to Item 601(b)(4) of Regulation S-K.
COMPANY RESPONSE:
Pages 4 - 6 of the Prospectus contains a complete duplicative copy of the Monthly Stock Purchase Plan. For this reason, the Company does not believe that filing the exact same document as an exhibit to the registration statement is necessary.
The Company acknowledges that:
•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,
•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need any additional information or clarification, please contact me at your convenience.

Sincerely,

/s/ Melissa A. Centers

Senior Vice President, Secretary and General Counsel